FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:      January, 2004

Commission File Number :      001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated January 27, 2005, relating to: Lafarge Reports Robust Growth of Full Year Sales To December 31, 2004.

Page 1 of 17 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, January 27, 2005

Lafarge Reports Robust Growth of Full Year Sales To December 31, 2004

• Up 5.7% to € 14,436 million

• Up 7.7% on a like for like basis (5.6% in Q4)

Sales were up 5.7% to € 14,436 million as at December 31, 2004 compared to € 13,658 million in 2003. The net scope effect was favorable (+1.5%). Foreign exchange variations impacted sales negatively by 3.5%.

“ We are pleased to report robust sales growth in most of our operations throughout the year, with healthy demand in the second half. This enables us to confirm our expectation of a growth in our operating income on ordinary activities for 2004 exceeding 10%, excluding currency fluctuations, in a context of sharp rise in energy costs.

We are confident that most of our markets will continue to show favorable trends, in both volumes and pricing, in 2005” said Bernard Kasriel, Chief Executive Officer of the Group.

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +9.2%
Sales rose 9.2% in 2004 (+12.9% in Quarter 1, +10.7% in Quarter 2, +7.8% in Quarter 3 and + 6.7% in Quarter 4).

The Cement Division's strong sales growth in 2004 has been driven by good pricing trends in the context of sharply rising energy costs. Volume growth overall has been solid, with strong growth in North America, the Eastern Mediterranean, and on the African continent and a moderate rise in Asia.

In Western Europe sales growth in 2004 was largely driven by favorable pricing trends
France delivered the strongest sales growth in the region with sustained volume growth throughout the year coupled with a favorable pricing environment. In the UK, volumes were slightly down in a market that saw slower construction growth and increased imports. Despite this environment, prices held up well. Spain continued to record favorable trends in construction spending allowing for good price increases. In Germany, the construction market and cement volumes weakened once again, but this was more than offset by the steady recovery in prices from the low level of the previous year. In Greece, volumes slowed as expected following the completion of Olympics’ related building projects but pricing showed good levels of increase.

In North America, sales grew strongly during 2004
Favorable economic conditions supported strong levels of demand across markets throughout the year, and we also benefited from more favorable weather conditions at both the start and the end of the year. High levels of demand particularly in the first half of the year, led to increased imports to meet customer demand. Pricing trends continued to be positive, with successful price increases achieved in the majority of markets during the first half. In several US markets, a second price increase was also realized later in the year.

Positive sales trends were recorded in all other regions of the world
In Central and Eastern Europe, sales grew strongly, driven by a buoyant construction market in Romania.

Page 2 of 17 Total Pages

In the Mediterranean Basin, sales were up sharply in Jordan and in Turkey where the market grew strongly. In Morocco, volumes saw good growth, although overall sales prices were negatively affected by the implementation of a cement sales tax in 2004.

In Africa, high levels of growth were seen particularly in Nigeria and in South Africa.

In Latin America, the continued improvement in Venezuela offset lower volumes and prices in Brazil. In Asia, demand was disappointing, with the exception of India and Indonesia where demand was strong. In the Philippines significant price increases were successfully implemented throughout the year but volumes were slightly lower due to low levels of government spending. Similarly, Malaysia suffered from lower public sector spending especially in infrastructure, leading to lower selling prices. In South Korea the construction industry was badly affected by government initiatives to dampen property price inflation, which led to a sharp fall in construction orders. The consequent decline in cement volumes increased competition between domestic producers and importers, leading to price weakness.

AGGREGATES & CONCRETE: +7.6%
Sales rose 7.6% in 2004 (+11.4% in Quarter 1, +6.0% in Quarter 2, +5.9% in Quarter 3 and +8.4% in Quarter 4).

The Aggregates and Concrete Division delivered robust levels of sales growth overall with strong volumes in both North America and France, coupled with favorable pricing trends in most countries.

In Aggregates, sales rose 7.2% with a strong increase in North America.
Volumes rose with solid overall demand levels in the U.S. and strong sales in Canada. Aggregate prices were also higher in most North American markets.
In Western Europe the situation was mixed. In France, sales growth varied regionally, with stronger growth in Southern regions. In the UK, sales were lower due to a decline in infrastructure spending, which strongly affected Asphalt and Paving.
Aggregates prices continued to show favorable trends compared to 2003.

In Concrete, sales grew by 8.3%.
In North America, sales rose 7.3%, with overall positive pricing conditions. Demand was particularly strong in West Canada and in the Eastern part of the United States.
In France, sales grew strongly due to a combination of high levels of residential housing in most regions and favorable pricing trends which supported increased sales of special quality concretes. In the UK, concrete sales were robust with improved pricing trends supported by increased volumes of special quality products.

ROOFING: -1.0%
Sales were down by 1.0% in 2004 (+6.0% in Quarter 1, +6.0% in Quarter 2, –6.2% in Quarter 3 and –7.5% in Quarter 4).

The Roofing Division's decline in sales resulted from renewed weakness in Germany in the second half after a more promising first half.

In Western Europe, sales of both concrete and clay tiles were down. The renewed decline in sales in Germany offset the generally favorable trends seen across the rest of Europe, particularly in France, Italy and Scandinavia.
Sales in the U.S. continued to be strong, driven by a buoyant housing market.

GYPSUM: +12.2%
Sales rose 12.2% in 2004 (+14.2% in Quarter 1, +13.2% in Quarter 2, +10.8% in Quarter 3 and +10.8% in Quarter 4).

The Gypsum Division’s strong sales growth in 2004 was driven by positive trends in both volumes and prices in most markets.

Page 3 of 17 Total Pages

In Western Europe, pricing was favorable in France but continued to be negative in Germany. Volumes were driven by strong demand in the UK and by strong fourth quarter sales in Germany ahead of 2005 price increases.

Sales grew significantly in the United States with our plants running at high capacity rates. The strong activity in residential housing and renovation work continued and facilitated further price increases in all of our markets during the year.

In Asia, sales were down due to the decline in the South Korean construction market.

NEGATIVE FOREIGN EXCHANGE IMPACT OF –3.5% AMOUNTING TO €– 442 MILLION
The translation impact of negative foreign currency fluctuations on 2004 sales was generated mostly in the following currencies: US Dollar (€ 231 million), Malaysian Ringgit (€ 33 million), Canadian Dollar (€ 27 million), and the Nigerian Naira (€ 22 million). This was slightly offset by the appreciation of the Pound Sterling (+€ 26 million) and the South African Rand (+€ 16 million).

SCOPE CHANGES OF +1.5% AMOUNTING TO € 214 MILLION
Sales from acquisitions amounted to a positive scope effect of € 392 million, of which € 176 million is due to the increase to 51.17% in our percentage ownership of Lafarge Halla Cement in South Korea, which triggered a change from the proportionate to global consolidation method. Aggregates and Concrete acquisitions contributed € 137 million of which € 70 million was in North America and € 48 million in France.

The reduction in sales due to negative scope effects totaled € 178 million, primarily as a result of the divestment of Florida cement operations (€ 54 million), various divestments from the Aggregates and Concrete Division (€ 70 million ) and the disposal of the remaining lime operations in Europe and road markings in the USA (€ 49 million).

CONSOLIDATED SALES AS AT DECEMBER 31, 2004

	December 31, 2004 € Million	December 31, 2003 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	6,810	6,383	+6.7%	+9.2%	+9.2%
Aggregates & Concrete	4,747	4,465	+6.3%	+7.6%	+7.6%
Roofing	1,493	1,510	–1.1%	–1.0%	–1.0%
Gypsum	1,340	1,194	+12.2%	+12.0%	+12.2%
Others	46	106	–56.6%	–8.1%

TOTAL	14,436	13,658	+ 5,7%	+7.7%	NA

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of € 14.3 billion in 2004. Additional information is available on the web site at www.lafarge.com.

Lafarge’s next financial publication – 2004 Full Year Results – will be on Thursday 24th February, 2005 (before the Euronext stock market opens.) The publication of the 2004 Full Year Results will be made in French GAAP together with a publication of the 2004 results restated in IFRS.

For release worldwide with simultaneous release in the United States.

Page 4 of 17 Total Pages

COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1-44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on Sales to January 27, 2005
Following the release of Lafarge’s sales to December 31, 2004, a conference call will be held on:
January 27, 2005 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France: +33 (0)1 70 99 35 15
From UK : +44 208 515 2301
From UK toll free (from UK only): 0800 358 0857
From USA: +1 303 262 2211
From USA toll free: 800 219 6110
Conference call name: “Lafarge 2004 Full Year Sales”

A replay of the conference call will be available from January 27, 2005 at 7.30 pm French time to February 4, 2005 at 7.30 pm at the following numbers:
From France +33(0) 1 70 99 32 94 Access code: 132895#
From UK +44 208 515 2499 Access code: 630458#
From UK toll free (from UK only): 0 800 026 0020 Access code: 630458#
From USA: +1 303 590 3000 Access code: 1121078#
From USA toll free: 800 405 2236 Access code: 1121078#

Page 5 of 17 Total Pages

Consolidated Figures (YTD)

Sales
(Millions of euros)	2004FY	2003FY	04/03

			(current)
By geographical zone of destination

Western Europe	6,020	5,776	4%
Central and Eastern Europe	746	696	7%
Emerging Mediterranean	534	530	1%
North America	3,938	3,840	3%
Latin America & the Caribbean	579	613	–6%
Sub Saharan Africa/Indian Ocean/Others	1,190	921	29%
Asia /Pacific	1,429	1,282	11%

By business line

Cement	6,810	6,383	7%
Aggregates & Concrete	4,747	4,465	6%
Roofing	1,493	1,510	–1%
Gypsum	1,340	1,194	12%
Others	46	106	–57%

Total	14,436	13,658	6%

Page 6 of 17 Total Pages

Back to Contents

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Western Europe	32.0	30.6	5%
Central and Eastern Europe	10.1	9.0	12%
Emerging Mediterranean	9.7	9.9	–2%
North America	21.0	18.0	17%
Latin America & the Caribbean	6.0	6.2	–3%
Sub Saharan Africa/ Indian Ocean/Others	12.4	11.2	11%
Asia/Pacific	28.2	23.1	22%

Total (1)	119.4	108.0	11%	4.1%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Western Europe	2,204	2,099	5%
Central and Eastern Europe	457	409	12%
Emerging Mediterranean	430	441	–2%
North America	1,338	1,345	–1%
Latin America & the Caribbean	372	416	–11%
Sub Saharan Africa/Indian ocean/Others	944	766	23%
Asia/Pacific	1,065	907	17%

Total consolidated sales	6,810	6,383	7%	9.2%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Western Europe	2,422	2,351	3%
Central and Eastern Europe	467	424	10%
Emerging Mediterranean	430	400	7%
North America	1,520	1,514	0%
Latin America & the Caribbean	459	469	–2%
Sub Saharan Africa/Indian ocean/Others	1,055	894	18%
Asia/Pacific	1,050	893	18%

Total before elimination of interdivisional sales	7,403	6,945	7%	9.2%

(1) including 2,4 MT special products reported for the first time (thereof 1,5 MT for North America).
In 2003, these figures compare to 1,9 MT thereof 1,3 MT for North America

Page 7 of 17 Total Pages

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates		2004FY	2003FY	04/03	04/03
(millions of tonnes)
				(current)	(like for like)

Western Europe		77.1	74.5	3%
North America		134.9	120.6	12%
Other countries		22.2	18.9	17%

Total		234.2	214.0	9%	6.7%

Concrete		2004FY	2003FY	04/03	04/03
(millions of cbm)
				(current)	(like for like)

Western Europe		14.7	14.3	3%
North America		12.1	10.7	13%
Other countries		10.2	9.4	9%

Total		37.0	34.4	8%	5.7%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Aggregates & related products		2,179	2,050	6%
Ready-mix concrete & concrete products		2,568	2,415	6%

Total Aggregates & Concrete		4,747	4,465	6%	7.6%

of which	Western Europe	1,958	1,845	6%
"	North America	2,220	2,130	4%
"	Other countries	569	490	16%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Total Aggregates & Concrete		4,761	4,483	6%	7.6%

Aggregates & related products		2,503	2,351	6%	7.2%

of which pure Aggregates	Total	1,854	1,688	10%
"	Western Europe	863	782	10%
"	North America	851	793	7%
"	other countries	140	113	24%

Ready-mix concrete & concrete products		2,586	2,432	6%	8.3%

of which Ready-mix	Total	2,443	2,263	8%
"	Western Europe	1,105	1,037	7%
"	North America	884	824	7%
"	other countries	454	402	13%

Eliminations intra A&C		–328	–300	9%

Page 8 of 17 Total Pages

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Concrete roof tiles	(millions of m²)

Western Europe (1)		61.2	64.0	–4%
North America		22.5	19.9	13%
Other countries (1)		44.1	44.6	–1%

Clay roof tiles	(millions of m²)
Western Europe		23.2	24.0	–3%
Other countries		2.8	1.8	56%

Chimneys	(kms)	3,137	2,778	13%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)
		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Total		1,493	1,510	–1%	–1.0%

Western Europe		1,107	1,138	–3%
	Germany	385	439	–12%
	Other countries	722	699	3%
Other countries		386	372	4%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Total		1,493	1,510	–1%	–1.0%

of which concrete roof tiles	Western Europe	522	546	–4%
"	North America	109	106	3%
	Other countries	110	112	–2%
of which clay roof tiles		261	267	–2%
of which chimneys (2)		189	174	9%
of which other roofing products		302	305	–1%

(1) 2003 figures were restated with the correct split of BRAMAC sales.
(2) Including the "other roofing products" of the Chimney business.

Page 9 of 17 Total Pages

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of m²)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Total	675	632	7%	6.3%

Sales (after elimination of inter-divisional sales by destination)

(Millions of euros)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Total	1,340	1,194	12%	12.0%

of which Western Europe	723	657	10%
of which North America	263	226	16%
of which other countries	354	311	14%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)	2004FY	2003FY	04/03	04/03

			(current)	(like for like)

Total	1,353	1,204	12%	12.2%

of which Western Europe	757	689	10%
of which North America	263	225	17%
of which other countries	333	290	15%

Page 10 of 17 Total Pages

Sales December 31st 2004
Ytd like for like Sales variance analysis by region and in major domestic markets.(1)

	Volume effect		Price, product,		Activity variation
			customer & other		vs 2003
			mix effect
CEMENT
Western Europe	–0.2%		3.0%		2.8%
France	7.3%		1.7%		9.0%
United Kingdom	–0.9%		1.0%		0.1%
Spain	1.1%		1.9%		3.0%
Germany	–5.6%		13.3%		7.7%
Greece	–8.3%		3.9%		–4.4%
Central and Eastern Europe	6.9%		9.6%		16.5%
Poland	3.5%		0.4%		3.9%
Romania	7.8%		21.9%		29.7%
Serbia	0.9%		7.9%		8.8%
Russia	4.1%		15.7%		19.8%
Mediterranean Basin	10.5%		7.8%		18.3%
Turkey	12.6%		26.8%		39.4%
Morocco	6.1%		–7.1%		–1.0%
Jordan	20.1%		5.3%		25.4%
Egypt	–7.1%		35.2%		28.1%
North America	9.4	%(2)	1.7%		11.1%
Latin America, Caraibs	3.8%		–1.4%		2.4%
Brazil	–6.0%		–5.5%		–11.5%
Venezuela	36.9%		10.0%		46.9%
Chile	5.7%		0.1%		5.8%
Africa, Indian Ocean	13.6%		15.7%		29.3%
Kenya	18.1%		6.9%		25.0%
Nigeria	16.0%		30.7%		46.7%
South Africa	18.1%		11.6%		29.7%
Asia, Middle East	2.4%		5.0%		7.4%
Indonesia	3.0%		4.7%		7.7%
Malaysia	–5.8%		–0.9%		–6.7%
Philippines	–1.6%		31.7%		30.1%
India	18.7%		5.7%		24.4%
South Korea	–13.7%		–0.5%		–14.2%

Total CEMENT	4.1%		5.1%		9.2%

AGGREGATES and related activities
France (pure Aggregates)	3.8%		3.4%		7.2%
United Kingdom (pure Aggregates)	–4.7%		2.2%		–2.5%
North America (pure Aggregates)	10.8%		2.8%		13.6%
Pure aggregates	6.7%		2	%(3)	8.7%

Total AGGREGATES and related activities					7.2%

CONCRETE and related activities
France (readymix)	8.1%		3.3%		11.4%
United Kingdom (readymix)	3.7%		2.5%		6.2%
North America (readymix)	4.9%		2.4%		7.3%
Total Readymix	5.7%		2.8%		8.5%

Total Concrete and related activities					8.3%

(1)	Before elimination of sales between Divisions
(2)	+8% for cement products only
(3)	of which price effects at constant country mix +2.85%

Page 11 of 17 Total Pages

Sales December 31st 2004
Ytd like for like Sales variance analysis by region and in major domestic markets.(1)

		Price, product,
	Volume effect	customer & other		Activity variation
		mix effect		vs 2003
ROOFING
Western Europe Concrete T&F	–4.5%	–0.1%		–4.6%
Western Europe Clay T&F	–0.7%	–1.7%		–2.4%
UK	–0.7%	0.2%		–0.5%
Concrete	–1.8%	–0.3%		–2.1%
Clay	4.6%	0.2%		4.8%
France	2.0%	3.9%		5.9%
Concrete	1.6%	2.0%		3.6%
Clay	2.7%	4.2%		6.9%
Germany	–8.6%	–4.0%		–12.6%
Concrete	–13.1%	–1.3%		–14.4%
Clay	–6.1%	–6.3%		–12.4%
United States (Concrete)	13.3%	–0.7%		12.6%

Chimneys	4.8%	0.8%		5.6%
Accessories				–1.1%

Total ROOFING				–1.0%

GYPSUM
BOARDS
Western Europe	9.3%	–0.2	%(4)	9.1%
North America	4.5%	23.8%		28.3%
Asia, Pacific	2.7%	–5.1%		–2.4%

Total GYPSUM				12.2%

(1)	Before elimination of sales between Divisions
(4)	of which price effects at constant country mix +1.8%

Page 12 of 17 Total Pages

BCI total contribution (YTD)

Sales
(Millions of euros)	2004FY	2003FY	04/03

			(current)
By geographical zone of destination

Western Europe	998	1,018	–2%
North America	745	669	11%
Central and Eastern Europe	4	11	–64%
Emerging Mediterranean	24	27	–11%
Asia/Pacific	432	465	–7%
Latin America & the Caribbean	207	184	13%
Sub Saharan Africa/Indian Ocean/Others	312	240	30%

By business line

Cement	2,090	2,033	3%
Aggregates & Concrete	617	554	11%
Others	15	27	–44%

Total	2,722	2,614	4%

Page 13 of 17 Total Pages

BCI contribution Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)	2004FY	2003FY	04/03

			(current)

Western Europe	12.3	12.7	–3%
North America	7.0	5.2	35%
Central and Eastern Europe	0.1	0.4	–75%
Emerging Mediterranean	0.7	1	–30%
Asia/Pacific	9.4	9.7	–3%
Latin America & the Caribbean	1.4	1.3	8%
Sub Saharan Africa/ Indian Ocean	3.9	3.6	8%

Total (1)	34.8	33.9	3%

Sales (after elimination of inter divisional sales by destination)

(millions of euros)	2004FY	2003FY	04/03

			(current)
Western Europe	925	935	–1%
North America	390	374	4%
Central and Eastern Europe	4	11	–64%
Emerging Mediterranean	24	27	–11%
Asia/Pacific	346	379	–9%
Latin America & the Caribbean	89	67	33%
Sub Saharan Africa/Indian ocean/Others	312	240	30%

Total consolidated sales	2,090	2,033	3%

(1) including 1,0 MT special products reported for the first time (thereof 0,9 MT for North America).

Page 14 of 17 Total Pages

BCI contribution Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates		2004FY	2003FY	04/03
(millions of tonnes)
				(current)

Western Europe		0.3	0.2	50%
North America		12.3	11.4	8%
Other countries		3.9	3.1	25%

Total		16.5	14.7	12%

Concrete		2004FY	2003FY	04/03
(millions of cbm)
				(current)
Western Europe		1.2	1.4	–14%
North America		3.5	2.4	46%
Other countries		5.0	4.9	2%

Total		9.7	8.7	11%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)		2004FY	2003FY	04/03

				(current)
Aggregates & related products		70	66	6%
Ready-mix concrete & concrete products		547	488	12%

Total Aggregates & Concrete		617	554	11%

of which	Western Europe	68	71	–4%
"	North America	355	295	20%
"	Other countries	194	188	3%

Page 15 of 17 Total Pages

BCI contribution Others (YTD)

Sales (after elimination of inter divisional sales)

	2004FY	2003FY	04/03
(Millions of euros)
			(current)
Others	15	27	–44%

Page 16 of 17 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 27, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 17 of 17 Total Pages